                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         WESTERN MICRO TECHNOLOGY, INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  958648 10 7
                                  -----------
                                 (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6013
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1997
                               ------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 13 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CANPARTNERS INVESTMENTS IV, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CANPARTNERS INCORPORATED

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CANYON CAPITAL MANAGEMENT, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MITCHELL R. JULIS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOSHUA S. FRIEDMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 958648 10 7                 13D                PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. CHRISTIAN B. EVENSEN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF            512,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             512,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      512,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Western Micro Technology, Inc., a Delaware corporation, which has its principal executive offices at 254 E. Hacienda Ave., Campbell, CA 95008 ("Western Micro").

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This Schedule is being filed by the following persons:

          (i) Canpartners Investments IV, LLC, a California limited liability company ("Canpartners IV");

          (ii) Canyon Capital Management, L.P., a California limited partnership ("CCM");

          (iii) Canpartners Incorporated, a California corporation ("Canpartners");

          (iv)  Messrs. Julis, Evensen and Friedman as Individuals.

          Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 512,000 shares of Common Stock (the "Shares") or approximately 9.5% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

          The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) Canpartners IV is a special purpose investment vehicle formed to hold securities through participation agreements for accounts managed by CCM, a registered investment advisor controlled by Canpartners. The members of Canpartners IV are Canpartners and Messrs. Friedman, Julis and Evensen. Canpartners is a holding company formed for the purpose of acting as the general partner in various investment partnerships. Canpartners, in turn, is owned in equal shares by Messrs. Friedman, Julis and Evensen. Canpartners is the General Partner of CPI Securities L.P. ("CPI") and also controls The Value Realization Fund, L.P. ("VRF"), and The Value Realization Fund B, L.P. ("VRFB"). VRF, VRFB and Canyon Value Realization Fund (Cayman), Ltd. ("CVRF") are all investment funds and advisory clients of CCM. CCM also manages accounts for unaffiliated persons (the "Managed Accounts"). CVRF owns 100% of the stock of FinVest Capital Limited ("FinVest"). Mr. Evensen, a director and President of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners.

                              Page 8 of 13 Pages

Mr. Friedman, a director and Vice President and Secretary of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director and Vice President and Treasurer of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. The business address of each of these Reporting Persons is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person who is a natural person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 19, 1997, the Reporting Persons purchased 208,000 shares of Series A Preferred Stock, convertible on a one-to-one basis, and warrants conferring the right to purchase 104,000 shares of Common Stock ("Series A Warrants") for an aggregate consideration of $2,002,000 (see Item 5(c)). On September 30, 1997, Reporting Persons acquired warrants ("Note Warrants") conferring the right to purchase an additional 200,000 shares of Common Stock pursuant to the terms of a $7,850,000 loan agreement between Western Micro and Reporting Persons (see Item 5(c)). The funds to purchase the Series A Preferred Stock, the Series A Warrants, and the Note Warrants came from the working capital of the purchasers.

ITEM 4.   PURPOSE OF TRANSACTION

          All of the shares of Series A Preferred Stock and the warrants to purchase shares of Common Stock were purchased for investment purposes only. The Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, was the beneficial owner of an aggregate of 512,000 shares of Common Stock of Western Micro Technology, Inc., which constituted approximately 9.5% of the 5,362,655 shares of Common Stock outstanding as of September 26, 1997 (as reported in the Note Purchase Agreement (as defined in Item 5(c)) plus the 512,000 shares reported herein).

     (b) With respect to the shares acquired by VRF, VRF exercises both voting and dispositive power and since VRF is ultimately controlled by Canpartners, Canpartners exercises

                              Page 9 of 13 Pages
both voting and dispositive power with respect to such shares. With respect to the shares acquired by VRFB, VRFB exercises both voting and dispositive power and since VRFB is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the shares acquired by FinVest, FinVest exercises both voting and dispositive power and since the account of FinVest is managed by CCM, the investments of which are ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the shares acquired by the Managed Accounts, CCM exercises both voting and dispositive power and since CCM is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock acquired by, VRF, VRFB, FinVest, CPI and the Managed Accounts. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Common Stock.

     (c) Item 4 above sets forth the amount of shares acquired by the Reporting Persons and the aggregate purchase price of such shares.

Series A Preferred Stock and Warrants
-------------------------------------

          On September 19, 1997, pursuant to the terms of a Private Placement Offering ("Offering") dated September 11, 1997, the Reporting Persons, through Canpartners IV, purchased units representing 208,000 shares of Western Micro's Series A Preferred Stock convertible on a one-to-one basis to Common Stock and Series A Warrants conferring the right to purchase an additional 104,000 shares of Common Stock at an exercise price of $9.6875. The net aggregate consideration for the Offering was $2,002,000. Ownership of the shares of Common Stock underlying shares of Series A Preferred Stock and Series A Warrants is as follows:

                           NUMBER OF SHARES OF COMMON          NUMBER OF SHARES OF
     PURCHASER             STOCK UNDERLYING SHARES OF        COMMON STOCK UNDERLYING
                            SERIES A PREFERRED STOCK          THE SERIES A WARRANTS
     VRF                            62,338                          31,169
     VRFB                           10,390                           5,195
     FinVest                       124,883                          62,442
     Managed Accounts               10,390                           5,195

Loan Agreements
---------------

     On September 30, 1997, the Reporting Persons, through Canpartners IV, purchased $7.85 million of Western Micro's 13.5% second priority senior secured notes due 2000, pursuant to the terms of a note purchase agreement dated September 30, 1997 ("Note Purchase

                              Page 10 of 13 Pages

Agreement"), a representative copy of which is attached as Exhibit 4.1 to the Form 8-K filed by Western Micro on October 10, 1997. Simultaneous with the Note Purchase Agreement, the Reporting Persons and Western Micro executed a warrant agreement ("Note Warrant Agreement"), a representative copy of which is attached as Exhibit 4.3 to the Form 8-K filed by Western Micro on October 10, 1997, which gave to the Reporting Persons the right to purchase 200,000 shares of the Common Stock at a price of $7.50 per share, subject to adjustment. Also executed with the Note Purchase Agreement and Note Warrant Agreement was a registration rights agreement pursuant to which Western Micro has agreed to register any securities underlying the Note Warrants, a representative copy of which is attached as
Exhibit 4.2 to the Form 8-K filed by Western Micro on October 10, 1997. The Note Warrants and shares of Common Stock underlying the Note Warrants are held as set forth below:

     PURCHASER             NUMBER OF SHARES OF COMMON STOCK
                            UNDERLYING THE NOTE WARRANTS
     VRF                            30,600
     VRFB                            7,600
     FinVest                       135,000
     CPI                             3,800
     Managed Accounts               22,000

     Except for the transactions described in this Item 5(c), none of the Reporting Persons have effected any transaction in the Common Stock in the past 60 days.

     (d) No persons other than the Messrs. Evensen, Friedman and Julis, with respect to the shares held by VRF, VRFB, FinVest, CPI, and the Managed Accounts have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Except with respect to the Joint Filing Agreement among the Reporting Persons, a copy of which is being filed herewith as Exhibit A, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of the Issuer.

                              Page 11 of 13 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1997

                              CANPARTNERS INCORPORATED


                              By:   /s/ R. Christian B. Evensen
                                    ------------------------------
                                    R. Christian B. Evensen
                                    President


                              CANPARTNERS INVESTMENTS IV, LLC


                              By:   /s/ R. Christian B. Evensen
                                    ------------------------------
                                    R. Christian B. Evensen



                              CANYON CAPITAL MANAGEMENT, L.P.


                              By:   /s/ R. Christian B. Evensen
                                    ------------------------------
                                    R. Christian B. Evensen
                                    President


                              Page 12 of 13 Pages

                              INDIVIDUALLY,


                              /s/ MITCHELL R. JULIS
                              ------------------------------------
                              MITCHELL R. JULIS


                              /s/ JOSHUA S. FRIEDMAN
                              ------------------------------------
                              JOSHUA S. FRIEDMAN


                              /s/ R. CHRISTIAN B. EVENSEN
                              ------------------------------------
                              R. CHRISTIAN B. EVENSEN


                              Page 13 of 13 Pages